BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08002714

RECEIVED
2008 APR 16 P 1:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 2, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 19, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
MAY 27 2008
THOMSON REUTERS

Joyce Ip / Joy Chen

dw 5/21

Encl.

RECEIVED
2008 APR 16 P 1:57
FFICE OF INTERNATIONA
CORPORATE FINANCE

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on March 19, 2008:

1. ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007 - by China Shipping Container Lines Company Limited, released on April 1, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER, 2007

FINANCIAL HIGHLIGHTS

- Revenue increased 27.3% to RMB38,825,620,000
- Basic earnings per share increased 277.8% to RMB0.34
- Profit attributable to equity holders increased 274.2% to RMB3,215,417,000
- Shipping volume increased 29.0% to 7,298,827 TEU in year 2007

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to present the audited consolidated results prepared under Hong Kong Financial Reporting Standards ("HKFRS") of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2007, together with the comparative figures for the year ended 31 December, 2006.

CHAIRMAN'S STATEMENT

In 2007, apart from the subprime mortgage crisis in the U.S., the other regions of the world continued to enjoy a prosperous economy, thereby contributing to the continuous growth of the entire container transportation industry.

By capturing business opportunities created by the thriving growth of the regional market, continuing the Group's refined management and marketing strategy launched in the second half of 2006, as well as making continuous internal structural adjustment and flexible resource allocation, the Group has achieved remarkable growth in its results as compared with 2006.

I am pleased to announce that for the year ended 31 December, 2007, the revenue of the Group was RMB38,825,620,000, increased 27.3% as compared with last year. Profit attributable to equity holders of the Group was RMB3,215,417,000, increased 274.2% as compared with last year.

The Board recommends the payment of a final dividend of RMB0.04 per share. For reference purposes, the audited distributable profits of the Group as at 30 June, 2007 in the amount of RMB4,866,150,000 was distributed to the Shareholders of the Company, part of the distributable profits, amounting to approximately RMB3,316,500,000 was distributed as bonus issue on the basis of 5.5 bonus shares for every 10 shares. The remaining distributable profits, amounting to RMB1,549,650,000 was distributed in the form of cash dividend.

OPERATION REVIEW

Since the change of operation concept, implementation of refined management and various measures by the Group, there has been apparent positive results. In 2007, the Group continued to implement such strategies and enjoyed efficient cost control and better flexibility in resource allocation.

Firstly, the Group continued to optimize the fleet structure and to expand its fleet size. As at 31 December, 2007, the shipping capacity of the Company had reached 446,037 TEU, among which large container vessels, each with a capacity of not less than 4,000 TEU, accounted for 82.0% of its total shipping capacity. In August 2007, the Group placed an order with Samsung Heavy Industries Company Limited (韓國三星造船廠) for eight large container vessels, each with a capacity of 13,300TEU. It is expected that the vessels will be delivered to the Group between 2010 and 2012. At that time, the Group's core competitiveness will be further enhanced.

Secondly, the Group adjusted the proportion of shipping capacity allocated to certain trade lanes in response to market demands, which not only further optimized its routes, but also improved the profit of its routes.

Thirdly, the Group timely entered into the emerging markets according to the characteristics and changes of the regional markets, and expanded its service scope as a global shipper through various forms of cooperation and launching of new routes.

Fourthly, the Group continued to enhance its strengths in domestic trade market. The Group reduced its transshipment cost, enhanced its capacity efficiency and space utilization rate by increasing domestic shipping capacity, leveraging on its competitiveness through utilizing the same team of vessels for both domestic and international markets.

Regarding cost control, positive results had been achieved through cost control measures over container management, transshipment and fuel oil. In 2007, cost of services increased only 20%, which was lower than the 27.3% increase in revenue.

In addition, the Group captured the golden opportunity in the domestic capital market and successfully listed its A shares in the People's Republic of China (the "PRC"), which provided strong support for the sustainable development of the Group. The net proceeds from the A share issue was approximately RMB15,221,864,000, it is intended that the net proceeds from the A share issue will be used for various purposes, including the construction of container vessels and acquisition of assets related to container shipping business owned by China Shipping (Group) Company.

FUTURE PROSPECT

In 2008, there are still numerous uncertainties such as the U.S. economy, Asian-Pacific regional trade market and fuel price trends. In addition, the continuous increase of shipping capacity in the global shipping market will continue to bring operational pressure to each liner shipping company. However, the Group remains cautiously optimistic about the container shipping market in 2008.

The Group plans to continue its implementation of various measures and strategies, and fully utilize its resource advantage by taking advantage of the characteristics of its size and brand name.

Firstly, the Group will continue to strengthen its trade lanes brand building, to implement the quality trade lanes service concept in all its trade lanes, and to build up reputable brand name in the market.

Secondly, the Group will continue to expand the areas of cooperation, enhance its resource integration ability, enlarge its coverage of trade lanes, and seek new profit engine.

Thirdly, the Group will continue to increase investment and reinforce its competitive edge in the domestic trade market.

Fourthly, the Group will continue to devote itself in improving the current transportation imbalance, strengthening the solicitation of backhaul cargo and enlarging the proportion of long-term customers.

Fifthly, the Group will complete integration of the relevant container transportation businesses as soon as practicable, including but not limited to the production chain such as terminals, logistics and containers building businesses, in order to fully maximise the synergy and overall competitive edge of the Group.

In addition, the Group will continue to strengthen its cost control and talent development, improve information technology systems, and promote its service concept, etc., which are always the core emphasis of the Group.

The year 2008 is a year full of challenges and opportunities. With the dedication of its staff and the support of its shareholders, the Group is fully confident of bringing another year of success for the Group. We will also use our best efforts to create value for our shareholders in order to thank them for their continuous support.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER, 2007

	Note	As at 31 December, 2007 RMB'000	2006 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment		**25,955,024**	23,463,851
Land use rights		**12,622**	13,356
Goodwill		**56,956**	46,427
Investment in associates		**54,932**	48,758
Investment in jointly controlled entities		**32,959**	32,000
		26,112,493	23,604,392
Current assets			
Bunkers		**904,573**	635,735
Trade and notes receivables	4	**4,054,201**	3,490,403
Prepayments and other receivables		**151,420**	97,984
Derivative financial instruments		**21,694**	–
Cash and cash equivalents		**16,290,419**	2,915,542
		21,422,307	7,139,664
Total assets		**47,534,800**	30,744,056

	Note	As at 31 December, 2007 RMB'000	2006 RMB'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		**11,683,125**	6,030,000
Other reserves		**18,411,309**	5,998,515
Retained earnings			
– Proposed final dividend		**467,325**	241,200
– Others		**2,379,557**	4,263,526
		32,941,316	16,533,241
Minority interests		**1,927**	42,964
Total equity		**32,943,243**	16,576,205
LIABILITIES			
Non-current liabilities			
Long-term bank borrowings		**3,231,993**	5,538,152
Domestic corporate bonds		**1,775,488**	–
Finance lease obligations		**2,763,469**	3,199,249
Deferred income tax liabilities		**172,026**	837,249
		7,942,976	9,574,650
Current liabilities			
Trade and notes payables	5	**3,208,043**	2,205,055
Accrual and other payables		**667,226**	515,189
Short-term bank borrowings		**–**	400,000
Long-term bank borrowings – current portion		**958,266**	707,608
Finance lease obligations – current portion		**543,261**	695,724
Current income tax liabilities		**1,239,927**	69,625
Provision		**25,000**	–
Derivative financial instruments		**6,858**	–
		6,648,581	4,593,201
Total liabilities		**14,591,557**	14,167,851
Total equity and liabilities		**47,534,800**	30,744,056
Net current assets		**14,773,726**	2,546,463
Total assets less current liabilities		**40,886,219**	26,150,855

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER, 2007

	Note	Year ended 31 December, 2007 RMB'000	2006 RMB'000
Revenue	3	**38,825,620**	30,502,378
Cost of services	6	**(34,069,303)**	(28,391,606)
Gross profit		**4,756,317**	2,110,772
Other gain/(loss), net	7	**85,414**	(7,389)
Other income	8	**166,638**	117,062
Selling, administrative and general expenses	6	**(712,353)**	(550,414)
Operating profit		**4,296,016**	1,670,031
Finance costs	9	**(496,919)**	(533,999)
Share of profit of associates		**6,045**	6,529
Share of profit of jointly controlled entities		**959**	–
Profit before income tax		**3,806,101**	1,142,561
Income tax expense	10	**(590,452)**	(277,847)
Profit for the year		**3,215,649**	864,714
Attributable to:			
Equity holders of the Company		**3,215,417**	859,210
Minority interests		**232**	5,504
		3,215,649	864,714
Dividends	12	**5,333,475**	241,200
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)			
– basic	11	**RMB0.34**	RMB0.09
– diluted	11	**RMB0.34**	RMB0.09

Notes:

1. GENERAL INFORMATION

The Group principally engages in owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service.

The Company was incorporated in the PRC on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its paid-up capital and reserves as at 31 October, 2003 into 3,830,000,000 shares of RMB1 each. In June 2004, the Company issued 2,420,000,000 overseas public shares, which were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June, 2004. In December 2007, the Company issued 2,336,625,000 A shares, which were listed on the Shanghai Stock Exchange since 12 December, 2007.

2. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The consolidated financial statements of the Company have been prepared in accordance with HKFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss.

The adoption of new/revised HKFRS

In 2007, the Group adopted the standards, amendments and interpretations of HKFRS below, which are relevant to its operations.

(a) *Standards, amendments and interpretations effective in 2007*

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 (Amendment)	Presentation of Financial Statement: Capital Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 10	Interim financial reporting and impairment

(b) *Interpretations effective in 2007 but not relevant to its operation*

HK(IFRIC)-Int 7	Applying the restatement approach under HKAS 29, Financial reporting in hyper-inflationary economies
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives

(c) *Interpretations early adopted by the Group*

HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of these new standards, amendments and interpretations does not have any significant impact on the results and financial position or changes in the accounting policies of the Group. However, the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures in the annual financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective

The following new or revised standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January, 2008 or later periods but which the Group has not yet adopted:

Effective from 1 January, 2008

HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19 – The limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Effective from 1 January, 2009

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HKAS 23 and HKAS 1 Amendment	Puttable Financial Instruments and Obligations Arising on Liquidation
HKFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations

Effective from 1 July, 2009

HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 3 (Revised)	Business Combination

The Group has already commenced an assessment of the impact of these new and revised standards, amendments and interpretations but is not yet in a position to state whether these would have a significant impact on its results of operation and financial position.

3 REVENUE AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Revenue represents gross income from liner and chartering services, net of discounts allowed, where applicable.

	2007	2006
	RMB'000	*RMB'000*
Revenue		
– Liner	**38,702,300**	30,375,447
– Chartering	**123,320**	126,931
	38,825,620	30,502,378

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The revenue generated from the world's major trade lanes includes Pacific, Europe/Mediterranean, Asia Pacific and China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for revenue:

	2007	2006
	RMB'000	*RMB'000*
Pacific	**14,060,086**	13,490,485
Europe/Mediterranean	**12,811,876**	8,600,589
Asia Pacific	**5,540,157**	3,971,655
China domestic	**4,309,270**	2,419,817
Others	**2,104,231**	2,019,832
	38,825,620	30,502,378

4 TRADE AND NOTES RECEIVABLES

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Trade receivables		
– Fellow subsidiaries	**2,034,131**	1,932,592
– Third parties	**1,801,852**	1,431,516
	3,835,983	3,364,108
Notes receivables	**218,218**	126,295
	4,054,201	3,490,403

The ageing analysis of the trade and notes receivables is as follows:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
1 to 3 months	**3,329,846**	2,914,493
4 to 6 months	**581,023**	561,926
7 to 9 months	**244,239**	114,784
10 to 12 months	**4,265**	–
Over 1 year	**8,810**	13,150
	4,168,183	3,604,353
Less: provision for impairment of receivables	**(113,982)**	(113,950)
	4,054,201	3,490,403

Credit policy

Credit terms in the range within 3 months are granted to those customers with good payment history.

There is no concentration of credit risk with respect to trade receivables, as the Group and the Company have a large number of customers, internationally dispersed.

5 TRADE AND NOTES PAYABLES

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Trade payables		
– Fellow subsidiaries	**458,349**	259,834
– Third parties	**2,749,694**	1,945,221
	3,208,043	2,205,055

The ageing analysis of the trade and notes payables is as follows:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
1 to 3 months	**3,130,218**	2,132,189
4 to 6 months	**77,825**	45,774
7 to 9 months	**-**	27,092
	3,208,043	2,205,055

6 COST AND EXPENSE BY NATURE

Cost of services, selling, administrative and general expenses are analysed as follows:

	2007	2006
	RMB'000	*RMB'000*
Cost of services		
Container repositioning	**8,306,237**	7,980,687
Cost of bunkers consumed	**7,559,827**	6,133,914
Operating lease rentals	**3,736,582**	2,985,971
Port charges	**2,761,217**	2,256,494
Container management expenses	**2,544,950**	1,964,374
Depreciation	**1,256,409**	1,163,981
Employee benefit expenses	**621,999**	426,859
Sub-route and others	**7,282,082**	5,479,326
	34,069,303	28,391,606
Selling, administrative and general expenses		
Employee benefit expenses	**388,177**	312,639
Rental expenses	**45,509**	44,059
Telecommunication and utilities expenses	**27,770**	15,054
Depreciation	**21,373**	19,507
Repair and maintenance expenses	**8,922**	7,847
Auditors' remuneration	**8,250**	6,480
Amortisation	**734**	330
Provision/(reversal of provision) for impairment of receivables	**32**	(16,109)
Office expenses and others	**211,586**	160,607
	712,353	550,414
	34,781,656	28,942,020

7 OTHER GAINS/(LOSSES), NET

	2007 *RMB'000*	2006 *RMB'000*
Gains on de-recognition of container assets under finance leases and finance lease liabilities	**127,383**	–
Gains on the forward foreign exchange contracts, net	**21,024**	–
(Losses)/gains on disposal of property, plant and equipment	**(5,255)**	11,645
Net foreign exchange losses	**(57,738)**	(19,034)
	85,414	(7,389)

8 OTHER INCOME

	2007 *RMB'000*	2006 *RMB'000*
Interest income	**114,577**	74,849
Information technology services fees	**52,061**	42,213
	166,638	117,062

9 FINANCE COSTS

	2007 *RMB'000*	2006 *RMB'000*
Interest expenses:		
– bank loans	**391,689**	362,627
– finance lease obligations	**204,190**	295,123
Total interest expenses	**595,879**	657,750
Less: amount capitalised in vessels under construction	**(98,960)**	(123,751)
	496,919	533,999

The capitalisation rate applied to funds borrowed generally and utilised for the vessels under construction is 5.32% (2006: 5.43%) per annum for the year ended 31 December, 2007.

10 INCOME TAX EXPENSE

	2007	2006
	RMB'000	*RMB'000*
Current income tax		
– Hong Kong profits tax *(note (i))*	**16,399**	1,214
– PRC enterprise income tax *(note (ii))*	**1,239,276**	76,504
Deferred taxation	**(665,223)**	200,129
	590,452	277,847

Notes:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for year ended 31 December, 2007.

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and is registered in the Pudong New District, Shanghai. The EIT rate applicable to the Company is 15%.

The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 15% to 33% for the year ended 31 December, 2007 (2006: 15% – 33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

Effective from 1 January, 2008, the companies comprising the Group incorporated in PRC shall determine and pay the EIT in accordance with the Corporate Income Tax Law of the People's Republic of China (the "new EIT Law") as approved by the National People's Congress on 16 March, 2007 and the Detailed Implementations Regulations of the Corporate Income Tax Law (the "DIR") as approved by the State Council on 6 December, 2007. In accordance with the new EIT Law and DIR, the EIT rate applicable to companies of the Group incorporated in PRC will be reduced to 25% for those with original applicable EIT rates higher than 25%, or gradually increased to 25% in a 5-year period from 2008 to 2012 for those with original applicable EIT rates lower than 25%, where appropriate.

11 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. The ordinary shares issued as bonus share are included in the calculation of weighted average number of share from 1 January, 2006. The earnings per share for the year ended 31 December, 2006 has been adjusted retrospectively.

	2007	2006
	RMB'000	*RMB'000*
Profit attributable to equity holders of the Company	**3,215,417**	859,210
Weighted average number of ordinary shares in issue (thousands)	**9,461,731**	9,346,500
Basic earnings per share (RMB per share)	**RMB0.34**	RMB0.09

Diluted earnings per share is same as the basic earnings per share, as the Company does not have any potential dilutive ordinary shares in the year ended 31 December, 2007 (2006: Nil).

12 DIVIDENDS

	2007	2006
	RMB'000	*RMB'000*
Special dividend, paid *(note (i))*	**4,866,150**	–
Final dividend, proposed *(note (ii))*	**467,325**	241,200
	5,333,475	241,200

(i) At a Board meeting held on 8 August, 2007, the directors proposed that part of the Group's distributable profits as at 30 June, 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to the shareholders of the Company at the close of business on 29 September, 2007 on the basis of 5.5 bonus shares for every 10 shares owned by such shareholders. The remaining distributable profits as at 30 June, 2007, amounting to RMB1,549,650,000 was distributed in the form of cash dividend. This dividend proposal was approved by the shareholders meeting on 29 September, 2007.

(ii) At a meeting held on 1 April, 2008, the Board proposed a final dividend in respect of the year ended 31 December, 2007 of RMB467,325,000 (2006: RMB241,200,000), representing RMB0.04 (2006: RMB0.04) per ordinary share. This proposed dividend is not reflected as a dividend payable in the balance sheet as at 31 December, 2007.

13 EVENTS AFTER THE BALANCE SHEET DATE

As announced by the Company on 13 March, 2008, the Company entered into preliminary discussion and carried out certain investigation regarding a possible acquisition from China Shipping (Group) Company of the entire equity interest in China Shipping Terminal Development Co., Ltd. As at 1 April, 2008, no agreement or material terms have been agreed regarding the above-mentioned possible acquisition.

BUSINESS REVIEW

For the year ended 31 December, 2007, the Group recorded a revenue of RMB38,825,620,000, representing an increase of 27.3% as compared to the previous year; profit before income tax was RMB3,806,101,000, representing an increase of 233.1% as compared to the last year; profit attributable to equity holders amounted to RMB3,215,417,000, representing an increase of 274.2% as compared to the last year; loaded cargo volume for the whole year amounted to 7,298,827 TEU, representing an increase of 29.0% as compared to the last year. For the year ended 31 December, 2007, the average freight rate per TEU of the Group amounted to RMB5,299, maintain at the same level as compared to the previous year. For the year ended 31 December, 2007, the Group intensified soliciting backhaul cargo, which resulted in increase in volume, loading rate and volume of loaded cargoes for domestic trade. In addition, as the freight rate of the backhaul cargo and the domestic trade market were relatively low, the average freight rate were on the whole decreased.

As at 31 December, 2007, the total shipping capacity of the Group reached 446,037 TEU. The shipping capacity at the end of this year increased 11.8% as compared to the last year.

FINANCIAL REVIEW

Revenue

The Group's revenue increased by RMB8,323,242,000 or 27.3% from RMB30,502,378,000 for the year ended 31 December, 2006 to RMB38,825,620,000 for the year ended 31 December, 2007. The increase in revenue was primarily due to:

- *Increased volume of loaded cargoes*

  The volume of loaded cargoes for the year ended 31 December, 2007 amounted to 7,298,827 TEU, representing an increase of 29.0% as compared to year 2006 as a result of the increased cargo volume (including the volume of ocean backhaul cargoes) in several main trade lanes including the Europe/Mediterranean trade lane, the Middle East trade lane and domestic trade lanes as well as the enhanced shipping capacity on major trade lanes and the improving of the overall structure of the global trade lanes through the deployment of new and large container vessels.

Analysis of loaded container volume by trade lanes

Principal Market	**2007** *(TEU)*	2006 *(TEU)*	Change *(%)*
Pacific Ocean	**1,628,059**	1,432,565	13.6%
Europe/Mediterranean	**1,457,918**	1,351,670	7.90%
Asia Pacific	**1,233,035**	1,021,894	20.7%
China domestic	**2,749,120**	1,712,679	60.5%
Others	**230,695**	139,147	65.8%
TOTAL	**7,298,827**	5,657,955	29.0%

- *Increased freight rate*

  The Group's average freight rate per TEU for the year 2007 amounted to RMB5,299, maintain at the same level as compared to the year 2006. In particular, the average freight rate per TEU for international trade lanes recorded an increase of about 8.2% as compared to year 2006 to RMB7,554. The main reason for the increase in international trade lanes was the increase of freight rate of all trade lanes as a result of the increase of the operation cost in 2007. On the other hand, the great increase of about 38.1% of freight rates for Europe/Mediterranean trade lanes dragged up the average freight rate for the whole year. The average freight rate per TEU for domestic trade lanes increased by RMB155 as compared to the same period last year to RMB1,568 mainly due to the development of quality trade lanes for domestic trade by the Group, which attracted a number of steady and quality clients by reason of the Group's high standard of service.

Cost of service

For the year ended 31 December, 2007, total cost of service amounted to RMB34,069,303,000, representing an increase of 20% as compared to year 2006. However, cost of service, on a per TEU basis, decreased by 7% as compared to year 2006 to RMB4,668.

The increase in the total cost of service was mainly due to:

- Container and cargo costs increased by 17.2% from RMB12,789,231,000 in 2006 to RMB14,994,967,000 mainly due to the increase in the volume of loaded cargoes. Port charges amounted to RMB2,761,217,000, representing an increase of 22.4% as a result of extended and established services, higher voyage frequencies and increase in port calling, canal passing frequency and the increase of various worldwide port expense rates in year 2007. The stevedore charges for loaded and empty containers amounted to RMB8,306,236,000, representing an increase of 4.1%, principally due to the increase in the volume of loaded cargoes in the international and domestic trade lanes and repositioning of empty containers.

- Vessel and voyage costs amounted to RMB12,408,257,000 for the year 2007, representing an increase of 20.7% as compared to year 2006. To a certain extent, vessel and voyage costs per TEU decreased with the deployment of large vessels which were ordered by the Group at low costs during the down cycle of the shipping industry. However, with the continuously high rise in fuel price in 2007, the annual closing price of crude oil in the New York commodity exchange was USD96 per barrel, representing an increase of 45% as compared to year 2006. For this reason, the annual average price of oil in 2007 was USD483 per ton, representing an increase of 57% as compared to year 2006. Accordingly, fuel costs increased to RMB7,559,827,000. As a result of efficient cost control, the Group's vessel and voyage costs per TEU decreased by RMB117 or 6.4% from RMB1,817 in 2006 to RMB1,700 in 2007.

- Sub-route and other costs amounted to RMB6,666,079,000, representing an increase of 25.3% as compared to year 2006. The increase was mainly due to an increase in volume of door to door service resulting in increasing in volume of sub-route services and cost of inland sub-route service in most countries.

Gross profit

Due to the above reasons, the Group recorded a gross profit of RMB4,756,317,000 in 2007, representing an increase of RMB2,645,545,000 or 125.3% as compared to year 2006.

Income tax expense

With effect from 3 March, 2004, the Company became a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai. As at 31 December, 2007, the EIT rate applicable to the Company is 15%. The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 15% to 33% for the year ended 31 December, 2007. The profits derived by the Company's overseas subsidiaries are subject to EIT at a fixed rate of 16.5%, as approved by the tax bureau, on the profits of the overseas subsidiaries for EIT purpose.

Selling, administrative and general expenses

For the year ended 31 December, 2007, the Group's selling, administrative and general expenses were RMB712,353,000, representing an increase of 29.4% as compared to year 2006.

Profit attributable to equity holders

Due to the above reasons, the profit attributable to the equity holders of the Group increased by RMB2,356,207,000 or 274.2% from RMB859,210,000 in 2006 to RMB3,215,417,000 in 2007.

Financial resources and financial liabilities

The Group's principal sources of working capital have been the cash flow from operations, bond issue and issuance of A share on the Shanghai Stock Exchange and bank borrowings. Cash is mainly used in financing operating costs, new vessels, purchase of containers, payment of dividends and the repayment of principal and interest for bank borrowings and finance leases.

As at 31 December, 2007, the Group's total bank loans were RMB4,190,259,000. The maturity profile is spread over a period between 2007 and 2019, with RMB958,266,000 repayable within one year, RMB2,273,095,000 in the second year, RMB427,757,000 in the third to fifth year, and RMB531,141,000 after the fifth year. The Group's long-term bank loans are mainly used for the purchase of new vessels and containers.

As at 31 December, 2007, the long-term bank loans were secured by mortgages over several container vessels, vessels under construction and containers with a net book value of RMB1,991,942,000 (31 December, 2006: RMB7,009,915,000), and charges over shares of certain vessel owning subsidiaries.

As at 31 December, 2007, the Group had USD loans at fixed interest rates in the amount of RMB939,712,000 and USD loans at floating interest rates in the amount of RMB3,250,547,000. The Group's loans are primarily denominated in US dollars, while cash and cash equivalents are also denominated in these two currencies.

As at 31 December, 2007, the Group's obligations under finance leases amounted to RMB3,306,730,000 (31 December, 2006: RMB3,894,973,000). The maturity profile is spread as follows: the amount repayable within one year is RMB543,261,000, the amount repayable in the second year is RMB563,958,000, the amount repayable in the third to fifth year is RMB1,573,129,000 and the amount repayable after the fifth year is RMB626,382,000. All the finance lease obligations payable are arranged for the lease of containers.

In June 2007, the Company issued domestic corporate bonds with the net proceeds of approximately RMB1,775,488,000.

Net current assets

As at 31 December, 2007, the Group's net current assets amounted to RMB14,773,726,000. Current assets mainly comprised bunkers of RMB904,573,000, trade and notes receivables of RMB4,054,201,000, prepayments and other receivables of RMB151,420,000, derivative financial asset of RMB21,694,000 and cash and cash equivalents of RMB16,290,419,000. Current liabilities mainly comprised trade and notes payables of RMB3,208,043,000, accrual and other payables of RMB667,226,000, income tax payable of RMB1,239,927,000, long-term bank loans-current portion of RMB958,266,000, finance lease obligations-current portion of RMB543,261,000 provision of RMB25,000,000 and derivative financial debt of RMB6,858,000.

Cash flows

For the year 2007, the Group's net cash generated from operating activities was RMB5,605,456,000, denominated principally in RMB, US dollars and Hong Kong dollars, and which represented an increase of RMB2,839,793,000 from year 2006. Cash and cash equivalent balances at the end of year 2007 increased by RMB13,374,877,000 as compared to the same period last year, mainly reflecting the increase in net cash inflow from operating activities and that from financing activities. The cash inflow from financing activities of the Group during the year mainly arose from issue of bonds and shares. The captioned fund will mainly be used as long-term capital expenditure and short-term business. Net cash generated from operations, when not needed for working capital requirements, is principally held as short-term and demand deposits.

The following table provides information regarding the Group's cash flows for the reporting periods.

	For the year ended 31 December,	
	2007	2006
	(RMB)	*(RMB)*
Net cash generated from operating activities	**5,605,456,000**	2,765,663,000
Net cash used in investing activities	**(4,799,341,000)**	(3,686,690,000)
Net cash generated from financing activities	**12,568,762,000**	413,196,000
Net increase/(decrease) in cash and cash equivalents	**13,374,877,000**	(507,831,000)

Net cash generated from operating activities

For the year ended 31 December, 2007, the net cash generated from operating activities was RMB5,605,456,000, representing an increase of RMB2,839,793,000 from RMB2,765,663,000 in 2006. The increase was mainly due to the increase in the operating size of liner service and the operating profit rate. The net cash generated from operations for 2007 was RMB5,690,829,000, representing an increase of 91.2% as compared with RMB2,975,706,000 in 2006.

Net cash used in investing activities

For the year ended 31 December, 2007, net cash used in investing activities was RMB4,799,341,000, representing an increase of RMB1,112,651,000 from RMB3,686,690,000 in 2006. The increase was mainly due to the increase in the Group's capital expenditure on vessels and other construction in progress of RMB4,874,933,000 in year 2007, representing an increase of RMB1,203,039,000 from RMB3,671,894,000 in 2006.

Net cash generated from financing activities

For the year ended 31 December, 2007, net cash generated from financing activities was RMB12,568,762,000, representing a net increase of RMB12,155,566,000 as compared to the net cash used in financing activities of RMB413,196,000 in 2006. The main reason for such increase was because in December, 2007, the Group issued 2,336,625,000 A shares, of which the net proceeds raised was approximately RMB15,221,864,000. In June, 2007, the Company issued domestic corporate bonds with the net proceeds of approximately RMB1,775,488,000. All loans from banks were repaid ahead of schedule in 2007, the total amount paid to banks increased by RMB2,863,197,000 as compared with that in 2006. The dividend distributed to shareholders increased by RMB1,067,250,000 as compared with that in 2006 (due to a bonus share issue on the basis of 5.5 bonus shares for every 10 shares of par value RMB1.00 each and the declaration of a cash dividend of approximately RMB1,549,650,000).

Average debtor turnover

Due to the management's effort to strengthen credit control over settlement from customers, the Group's average debtor turnover days substantially dropped as compared with last year.

Gearing ratio

As at 31 December, 2007, the Group's gearing ratio (i.e. the ratio of debt over shareholder's equity) was -21.3%, which is lower than 46% in 2006. The drop in gearing ratio was mainly because the net cash inflow from operating activities and financing activities largely exceeded the capital expenditures on construction of vessels and containers, and payment of dividends. In addition, the drop in gearing ratio was also because of the increase of net assets of the Company by the A share issue of the Group and keeping good performance on operation.

Foreign exchange risk and hedging

Most of the revenue of the Group are settled or denominated in US dollars and most of the operating expenses are also settled or denominated in US dollars. As a result, the negative impact on the operating income due to the continuous appreciation of RMB can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets, including cash and cash equivalents in US dollars and HK dollars continued to depreciate. During the year, the Group devoted much effort to improve the currency structure of such assets, as a result, the exchange losses of the Group was controlled to RMB57,738,000 and the exchange difference charged to equity amounted to RMB530,346,000 as at 31 December, 2007. The Group continues to monitor the exchange rate fluctuation of RMB, convert net cash inflow from operating activities into RMB in a timely manner so as to minimize foreign currency risk, reducing the net currency assets denominated in foreign currency and consider appropriate measures including making hedging arrangement (e.g. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure.

Capital expenditure

During the year ended 31 December, 2007, the capital expenditure on vessels and vessels under construction amounted to RMB3,852,294,000, development of information system RMB29,641,000, purchase of containers RMB1,069,232,000, and purchase of office equipment and motor vehicle RMB14,544,000.

Capital commitments

As at 31 December, 2007, the Group had contracted but not provided for capital commitments of approximately RMB10,451,693,000 for vessels under construction. It is expected that part of the commitments will be financed by cash generated from operating activities and the proceeds from the A share issue, with the remaining portion by issuing bond or by bank borrowings.

Acquisition

On 15 October, 2007, the Company entered into the agreement with China Shipping Investment Co., Ltd. ("CS Investment"), China Shipping Agency Co., Ltd. ("CS Agency") and China Shipping Logistics (Hainan) Co., Ltd. to acquire their respective entire 10%, 20% and 30% equity interests in China Shipping Container Lines Hainan Company Limited ("CS (Hainan)"); and seven agreements with CS Investment to acquire its respective entire 10% equity interests in China Shipping Container Lines Xiamen Company Limited, China Shipping Container Lines Dalian Co., Ltd., China Shipping Container Lines Guangzhou Co., Ltd., China Shipping Container Lines Qingdao Company Limited, China Shipping Container Lines Shanghai Co., Ltd. China Shipping Container Lines Shenzhen Co., Ltd. and China Shipping Container Lines Tianjin Company Limited; and CS (Hainan), a subsidiary of the Company, entered into an agreement with CS Agency to acquire its entire 10% equity interest in China Shipping Container Lines (Haikou) Company Limited. The aggregate consideration payable for the said acquisitions was RMB40,955,000.

Contingent liabilities

As at December, 2007, the Group had RMB25,000,000 contingent liabilities recorded as provision.

Employees, training and benefits

As at 31 December, 2007, the Group had 3,523 employees. Staff cost was approximately RMB1,010,176,000 (including a provision for the year of RMB100,469,000 in relation to the H share share appreciation rights granted to the Company's directors (the "Directors") and employees). In addition, the Group entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which those companies provided the Group with approximately 3,093 crew members in aggregate who mainly worked on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance bonuses. The Group also adopts a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include but not limited to the profit target of the Group.

Details of the performance discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

The Group has adopted a compensation scheme on 12 October, 2005 and amended the same on 20 June, 2006 and 26 June, 2007, which is to be satisfied by cash payments and is share-based, known as the "H Share Share Appreciation Rights Scheme". The fair value of services provided by the employees of the Company who are granted the H share share appreciation rights is recognized as an expense of the Company. Employees might in the future be entitled to a compensation in the form of a cash payment, which is calculated based on the appreciation in the price of the Company's H share from the date of grant to the date of exercise.

OTHER DATA

Purchase, sale or redemption of Shares

The Company issued and listed 2,336,625,000 A shares on the Shanghai Stock Exchange on 12 December, 2007.

Apart from the foregoing, during the year ended 31 December, 2007, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company's shares.

Audit committee

The financial statements of the Group prepared under HKFRS and approved for issue by the Board for the year ended 31 December, 2007 have been reviewed by the Audit Committee.

Compliance with the "Code on Corporate Governance Practices" of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules")

The Board is pleased to confirm that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2007, in compliance with the code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules.

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard stipulated in the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") as set out in Appendix 10 to the Listing Rules. The Company confirms, having made specific enquiries with all its Directors and supervisors, that its Directors and supervisors have complied with the required standard of securities transactions as set out in the Model Code.

Disclosure of information on the Stock Exchange's website

This announcement is available for viewing on the website of the Stock Exchange, http://www.hkexnews.hk and the Company's website at www.cscl.com.cn. All information required in Appendix 16 to the Listing Rules in the annual report for the year ended 31 December, 2007 will be mailed to shareholders and published on Stock Exchange's website in due course.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
1 April, 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END